Exhibit (b)(1)

Execution Copy

JPMorgan Chase Bank J.P. Morgan Securities Inc. 270 Park Avenue New York, New York 10017	Lehman Commercial Paper Inc. Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019	SunTrust Bank SunTrust Capital Markets, Inc. 303 Peachtree Street, NE 24th Floor Atlanta, Georgia 30308

Canadian Imperial Bank of Commerce CIBC World Markets Corp. 425 Lexington Avenue, New York, New York 10017	Merrill Lynch Bank USA Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center New York, New York 10080

June 3, 2004

COMMITMENT LETTER

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Attn: David W. Froesel, Jr.

Senior Vice President and

Chief Financial Officer

Ladies and Gentlemen:

This commitment letter agreement (together with all exhibits and schedules hereto, the “Commitment Letter”) will confirm the understanding and agreement among JPMorgan Chase Bank (“JPMCB”), J.P. Morgan Securities Inc. (“JPMorgan”), Lehman Commercial Paper Inc., (“LCPI”), Lehman Brothers Inc. (“Lehman Brothers”), SunTrust Bank (“SunTrust”), SunTrust Capital Markets, Inc. (“SunTrust Capital Markets”) (Lehman Brothers, JPMorgan and SunTrust Capital Markets, collectively, are exclusive joint lead book-runners and exclusive joint lead arrangers, the “Joint Lead Arrangers”), Canadian Imperial Bank of Commerce (“CIBC”), CIBC World Markets Corp. (“CIBC World Markets”), Merrill Lynch Bank USA (“Merrill Lynch”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) and Omnicare, Inc., a Delaware corporation (together with each of its subsidiaries, the “Company”), in connection with the proposed financing for the acquisition of all of the issued and outstanding common stock of NeighborCare, a Pennsylvania corporation (the “Target” and, together with each of its subsidiaries, the “Acquired Business”). We understand that the Company may acquire all of the issued and outstanding common stock of the Target (the “Shares”) pursuant to a cash tender offer (the “Tender Offer”) by a wholly-owned subsidiary of the Company (the “Offer Subsidiary”) for all of the outstanding Shares, but for at least the number of outstanding Shares necessary to meet the Minimum Condition (as defined below), which Tender Offer would be expected to be

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followed by a merger (the “Merger”) of the Offer Subsidiary with and into the Target. You have further advised us that in lieu of the Tender Offer and Merger, you may sign an agreement to acquire the Shares (an “Acquisition Agreement”). The Tender Offer and the Merger (or alternatively, the consummation of the acquisition of all of the Shares pursuant to an Acquisition Agreement) are sometimes collectively referred to in this Commitment Letter as the “Acquisition”.

You have advised us that the total funds needed to finance the Acquisition will be approximately $1.9 billion consisting of the following uses: (i) $1.335 billion for the acquisition of all of the issued and outstanding common stock of the Acquired Business, (ii) $250.0 million for the purchase of the 6.875% senior subordinated notes due 2013 (the “6.875% Notes”) of the Acquired Business, (iii) $151.8 million for the refinancing of the existing term loan indebtedness of the Company, (iv) approximately $110.0 million for the refinancing of the existing revolving credit facility of the Company (based on the amount outstanding under such revolving credit facility as of the date hereof), (v) $33.8 million for the estimated premium payable in connection with the tender for the 6.875% Notes and (vi) $53.7 million for the estimated fees and expenses of the Company. Such funds will be provided from the following sources: (i) approximately $134.3 million (as such amount may be increased to the extent the amount outstanding under the Company’s existing revolving credit facility on the Closing Date exceeds $110.0 million or decreased to the extent the amount under the Company’s existing revolving credit facility on the Closing Date is less than $110.0 million, such adjusted amount, the “Initial Revolver Draw Amount”) of borrowings by the Company under a $600.0 million Revolving Credit Facility, (ii) $700.0 million of borrowings by the Company under a Senior Term Loan Facility and (iii) $1.1 billion of borrowings by the Company under a 364-Day Facility (collectively, the “Credit Facilities”). Following the consummation of the Acquisition, the Company and its subsidiaries will not have any debt outstanding except as described in this paragraph and the debt set forth on Part 1 of Schedule 1 hereto. As used below, the defined term “Company” shall mean both the Company prior to the Acquisition and the Company together with the Acquired Business, after giving effect to the Acquisition.

You have also advised us that the Tender Offer will be subject to a condition that the Target’s stockholders shall have validly tendered and shall have not properly withdrawn prior to the expiration of the Tender Offer that number of Shares representing, together with the Shares owned by the Company, at least 80% of the total voting power of all the outstanding securities of the Target entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis after consummation of the Tender Offer (the “Minimum Condition”) and that if the Tender Offer is consummated on a date prior to the date on which the Merger is consummated, the total funds needed to finance the Tender Offer will be $1369.9 million (assuming 80.0% of the Shares are tendered) consisting of the following uses: (i) $1068.1 million for the acquisition of 80.0% of the Shares, (ii) $151.8 million for the refinancing of the existing term loan indebtedness of the Company, (iii) $110.0 million for the refinancing of the existing revolving credit facility of the Company and (iv) $40.0 million for the estimated fees and expenses of the Company. We understand that the existing debt of the Acquired Business will not be refinanced until the consummation of the Merger. We understand that the funds needed to finance the Tender Offer will be provided from the following sources: (i) the Initial Revolver Draw Amount of borrowings by the Company under the $600.0 million Revolving Credit Facility, (ii) $700.0 million of borrowings by the Company under the Senior Term Loan Facility and (iii) at least $535.6 million of borrowings by the Company under the $1.1 billion 364-Day Facility. Following the consummation of the Tender Offer, but not the Merger, the Company and its subsidiaries will not have any debt outstanding except as described in this paragraph and the debt set forth on Part 2 of Schedule 1 hereto.

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1.	The Commitments.

(a) You have requested that JPMCB, LCPI, SunTrust, CIBC and Merrill Lynch (collectively, the “Commitment Parties” and collectively with each other financial institution that becomes a lender under the Credit Facilities, the “Senior Lenders”) commit to provide the entire amount of the Credit Facilities upon the terms and subject to the conditions set forth or referred to in this Commitment Letter, in the Summary of Terms of Credit Facilities attached hereto as Exhibit A (the “Term Sheet”) and in the Funding Conditions attached hereto as Exhibit B (the “Funding Conditions”).

(b) Based on the foregoing, (i) JPMCB is pleased to confirm by this Commitment Letter its commitment to you (the “JPMCB Commitment”), to provide or cause one of its affiliates to provide 27.0% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities, (ii) LCPI is pleased to confirm by this Commitment Letter its commitment to you (the “LCPI Commitment”), to provide or cause one of its affiliates to provide 27.0% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities), (iii) SunTrust is pleased to confirm by this Commitment Letter its commitment to you (the “SunTrust Commitment”), to provide or cause one of its affiliates to provide 17.0% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities), (iv) CIBC is pleased to confirm by this Commitment Letter its commitment to you (the “CIBC Commitment”), to provide or cause one of its affiliates to provide 17.0% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities) and (v) Merrill Lynch is pleased to confirm by this Commitment Letter its commitment to you (the “Merrill Lynch Commitment”), to provide or cause one of its affiliates to provide 12.0% of the entire amount of the Credit Facilities (allocated pro rata among the Credit Facilities) (the LCPI Commitment, the JPMCB Commitment, the SunTrust Commitment, the CIBC Commitment and the Merrill Lynch Commitment are referred to collectively herein as the “Commitments”). The Commitments of JPMCB, LCPI, SunTrust, CIBC and Merrill Lynch hereunder are several and not joint.

(c) It is agreed that the Joint Lead Arrangers will act as exclusive joint lead book-runners and exclusive joint lead arrangers for the Credit Facilities, that SunTrust will act as the Administrative Agent for the Credit Facilities, JPMorgan and Lehman Brothers will act as Co-Syndication Agents for the Credit Facilities and CIBC World Markets and MLPFS will act as Co-Documentation Agents for the Credit Facilities and that JPMorgan will be “on the left” and SunTrust Capital Markets will be “on the right,” in each case, of all other agents, co-agents, co-arrangers and co-book-runners in all syndication materials and other documentation with respect to the Credit Facilities. Each of the Commitment Parties and the Joint Lead Arrangers will perform the duties and exercise the authority customarily performed and exercised by it in its respective role. You agree that no other agents, co-agents, arrangers or book runners will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet or the Fee Letter referred to below) will be paid in connection with the Credit Facilities unless you and the Joint Lead Arrangers shall so agree.

(d) The commitments and agreements of the Commitment Parties and the Joint Lead Arrangers described herein are subject to (i) there not occurring or becoming known to us any event, development or circumstance since December 31, 2003 that has caused or could reasonably be expected to cause any material adverse condition or material adverse change in or affecting the business, operations, property or financial condition of the Company and its subsidiaries, taken as a whole, or the Acquired Business and its subsidiaries, taken as a whole (ii) our not becoming aware after the date hereof of any information or other matter affecting the Company, the Acquired Business or the transactions

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contemplated hereby that in our judgment is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof (including information disclosed in filings with the Securities and Exchange Commission (the “SEC”) prior to the date hereof), (iii) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that would materially impair the syndication of the Credit Facilities, (iv) our satisfaction that prior to and during the syndication of the Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Company or the Acquired Business or any affiliate thereof, (v) the negotiation, execution and delivery on or before the Closing Date (as defined on Exhibit B) of definitive documentation with respect to the Credit Facilities reasonably satisfactory to the Joint Lead Arrangers, their counsel and the other Commitment Parties, (vi) there being a period of at least 30 days between the commencement of the syndication process and the occurrence of the Closing Date, (vii) your compliance with your covenants and agreements contained herein and the correctness of your representations and warranties contained herein, (viii) your having engaged underwriters reasonably satisfactory to the Joint Lead Arrangers (the “Underwriters”) for the capital markets transactions that will be entered into in connection with the proposed Acquisition pursuant to an Engagement Letter in form and substance reasonably satisfactory to the Joint Lead Arrangers (the “Engagement Letter”) and (ix) the other conditions set forth or referred to in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheet are subject to the approval and agreement of the Commitment Parties and the Company.

2.      Fees and Expenses. In consideration of the execution and delivery of this Commitment Letter by each of the Commitment Parties, you agree to pay the fees and expenses set forth in the Fee Letter related to the Credit Facilities among the Commitment Parties, the Joint Lead Arrangers and the Company, dated the date hereof (the “Fee Letter”).

3.	Indemnification.

(a) The Company hereby agrees to indemnify and hold harmless each of the Commitment Parties and the Joint Lead Arrangers, the other Senior Lenders and each of their respective affiliates and each of their and their affiliates’ officers, directors, employees, agents and controlling persons (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Credit Facilities, the use of the proceeds therefrom, the Acquisition, any of the other transactions contemplated by this Commitment Letter, any other transaction related thereto or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand after receipt of an invoice (providing reasonable detail thereof) for all legal and other expenses reasonably and actually incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein); provided, however, that no indemnified person shall be entitled to indemnity hereunder in respect of any loss, claim, damage, liability or expense to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such loss, claim, damage, liability or expense resulted directly from the gross negligence or willful misconduct of such indemnified person (or such indemnified person’s affiliates, officers, directors, employees, agents and controlling persons who are indemnified persons hereunder). In no event will any indemnified person be liable for consequential damages as a result of any failure to fund any of the Credit

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Facilities contemplated hereby or otherwise in connection with the Credit Facilities. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons.

(b) The Company further agrees that it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of this Commitment Letter or the transactions contemplated by this Commitment Letter unless (i) such settlement includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all indemnified persons or (ii) it has obtained the prior written consent of the Joint Lead Arrangers and, with respect to any such settlement involving any other Senior Lender, such other Senior Lender, in each case, which consent will not be unreasonably withheld.

4.      Expiration of Commitment. The Commitment shall expire at 5:00 p.m., New York City time, on June 7, 2004 unless at or prior to such time you shall previously have executed and returned to each of the Commitment Parties a copy of this Commitment Letter and the Fee Letter. If you do execute and deliver to each of the Commitment Parties this Commitment Letter and the Fee Letter, each of the Commitment Parties and the Joint Lead Arrangers agree to hold their respective Commitments available for you until the earliest of (i) (w) termination of the Tender Offer (if commenced) without entering into the Acquisition Agreement, (x) the consummation of the Tender Offer (if commenced), (y) the termination of the Acquisition Agreement (if entered into in lieu of or in connection with the termination of the Tender Offer) or (z) consummation of the Acquisition, in each case without the initial funding of the Credit Facilities, (ii) receipt by the Joint Lead Arrangers of written notice of termination hereof from the Company and (iii) at 5:00 p.m., New York City time, on May 24, 2005 if the initial funding of the Credit Facilities has not occurred by such time. The date and time of expiration of the Commitment is sometimes referred to herein as the “Commitment Expiration Date.”

5.	Confidentiality.

(a) This Commitment Letter and the terms and conditions contained herein and therein shall not be disclosed by the Company to any person or entity (other than the Acquired Business or such of your and their agents and advisors as need to know and agree to be bound by the provisions of this paragraph, as required by law and, after your acceptance hereof, in filings with the SEC and other applicable regulatory authorities and stock exchanges, in proxy and other materials disseminated to stockholders, and in connection with rating agency review) without the prior written consent of each of the Commitment Parties. The Fee Letter and the terms and conditions contained therein shall not be disclosed by the Company to any person or entity (other than such of your agents and advisors as need to know and agree to be bound by the provisions of this paragraph and as required by law) without the prior written consent of each of the Commitment Parties. Notwithstanding the foregoing, you may issue a press release or make other public disclosures solely as to the existence and the aggregate amount of the commitments hereunder.

(b) You acknowledge that the Commitment Parties and their respective affiliates (the term “Commitment Parties” being understood to refer hereinafter in this paragraph to include such affiliates, including, if applicable, the Underwriters) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Parties

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shall not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by the Commitment Parties of services for other companies, and the Commitment Parties will not furnish any such information to other companies. You also acknowledge that the Commitment Parties have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

6.	Assignment and Syndication.

(a) The parties hereto agree that the Joint Lead Arrangers shall have the right to syndicate the Credit Facilities and/or the Commitment to a group of financial institutions or other investors, identified by the Joint Lead Arrangers and reasonably acceptable to you. The Joint Lead Arrangers shall manage, in a manner reasonably acceptable to you all aspects of any such syndication, including decisions as to the selection of institutions to be approached and when they will be approached, the acceptance of commitments, the amounts offered, the amounts allocated and the compensation provided, and the Company agrees to use commercially reasonable efforts to assist the Joint Lead Arrangers in such syndication process, including, without limitation, (i) to ensure that the syndication efforts benefit materially from the existing lending relationships of the Company, (ii) arranging for direct contact between senior management and advisors of the Company and to the extent agreed to by the Acquired Business, of the Acquired Business, and the proposed Senior Lenders, (iii) assisting in the preparation of Confidential Information Memoranda and other marketing materials to be used in connection with any syndication, including causing such Confidential Information Memoranda to conform to market standards as reasonably determined by the Joint Lead Arrangers and (iv) hosting, with the Joint Lead Arrangers, of one or more meetings of prospective Senior Lenders and, in connection with any such Senior Lender meeting, consulting with the Joint Lead Arrangers with respect to the presentations to be made at such meeting, and making available appropriate officers and representatives to rehearse such presentations prior to such meetings, as reasonably requested by the Joint Lead Arrangers. You also agree that, at your expense, you will work with the Joint Lead Arrangers to procure a rating for the Credit Facilities by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group.

(b) To assist the Joint Lead Arrangers in their syndication efforts, you agree promptly to prepare and provide to the Joint Lead Arrangers all information with respect to the Company, the Acquired Business (to the extent available to the Company), the Acquisition and the other transactions contemplated hereby, including all financial information and projections, including projections for the four fiscal years following the Closing Date, in form and substance reasonably satisfactory to the Joint Lead Arrangers (the “Projections”), as they may reasonably request. You hereby represent and covenant that (i) all information other than the Projections (the “Information”) that has been or will be made available to the Commitment Parties or the Joint Lead Arrangers by you or any of your representatives, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (ii) the Projections that have been or will be made available to the Commitment Parties or the Joint Lead Arrangers by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions (it being understood that the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control and that no assurance is or can be given that the Projections will be realized). You understand that in arranging and syndicating the Credit Facilities we may use and rely on the

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Information and Projections without independent verification thereof and that you will promptly notify us of any changes in circumstances that could be expected to call into question the continued reasonableness of any assumption underlying the Projections.

7.      Survival. The provisions of this Commitment Letter relating to the payment of fees and expenses (to the extent expressly so provided in the Fee Letter), indemnification and contribution and confidentiality and the provisions of Section 8 below will survive the expiration or termination of any commitment hereunder or this Commitment Letter (including any extensions) and the execution and delivery of definitive financing documentation.

8.	Choice of Law; Jurisdiction; Waivers.

(a) This Commitment Letter shall be governed by and construed in accordance with the laws of the State of New York. To the fullest extent permitted by applicable law, the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter or the Fee Letter and irrevocably agree that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or relating to this Commitment Letter or the Fee Letter.

(b) No Senior Lender shall be liable in any respect for any of the obligations or liabilities of any other Senior Lender under this letter or arising from or relating to the transactions contemplated hereby.

9.	Miscellaneous.

(a) This Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

(b) The Company may not assign any of its rights, or be relieved of any of its obligations, without the prior written consent of each of the Senior Lenders. In connection with any syndication of all or a portion of the Commitments, the rights and obligations of each of the Senior Lenders hereunder may be assigned, in whole or in part, as provided above with the prior written consent of the Company (not to be unreasonably withheld), and upon such assignment, such Senior Lender shall be relieved and novated hereunder from the obligations of such Senior Lender with respect to any portion of its Commitment that has been assigned as provided above.

(c) This Commitment Letter and the attached Exhibits and Schedules set forth the entire understanding of the parties hereto as to the scope of the Commitment and the obligations of the Senior Lenders hereunder. This Commitment Letter shall supersede all prior understandings and proposals,

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whether written or oral, between any of the Senior Lenders and you relating to any financing or the transactions contemplated hereby. This Commitment Letter shall be in addition to the agreements of the parties contained in the Fee Letter.

(d) This Commitment Letter has been and is made solely for the benefit of the parties hereto, the indemnified persons, and their respective successors and permitted assigns, and nothing in this Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment Letter or the agreements of the parties contained herein.

(e) You acknowledge that the Senior Lenders and the Joint Lead Arrangers may be (or may be affiliated with) full service financial firms and as such from time to time may effect transactions for their own account or the account of customers, and hold long or short positions in debt or equity securities or loans of companies that may be the subject of the transactions contemplated by this Commitment Letter. You hereby waive and release, to the fullest extent permitted by law, any claims you have with respect to any conflict of interest arising from such transactions, activities, investments or holdings, or arising from the failure of the Commitment Parties, the Joint Lead Arrangers or one or more Senior Lenders or any of their respective affiliates, including in the case of LCPI, Lehman Brothers and in the case of JPMCB, JPMorgan, to bring such transactions, activities, investments or holdings to your attention.

(f) You agree to provide us, prior to the Closing Date, with all documentation and other information that we reasonably determine is required by bank regulatory authorities under applicable “know your customer” and Anti-Money Laundering rules and regulations, including, without limitation, the USA Patriot Act.

[signature pages follow]

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If you are in agreement with the foregoing, kindly sign and return to us the enclosed copy of this Commitment Letter.

Very truly yours,

JPMORGAN CHASE BANK

By:	BUDDY WUTHRICH

	Name:	Buddy Wuthrich
	Title:	Vice President

J.P. MORGAN SECURITIES INC.

By:	/S/ GARY L. SPEVACK

	Name:	Gary Spevack
	Title:	Vice President

LEHMAN COMMERCIAL PAPER INC.

By:	/S/ FRANCIS J. CHANG

	Name:	Francis J. Chang
	Title:	Authorized Signatory

LEHMAN BROTHERS INC.

By:	/S/ FRANCIS J. CHANG

	Name:	Francis J. Chang
	Title:	Senior Vice President

SUNTRUST BANK

By:	/S/ PETER C. VAKY

	Name:	Peter C. Vaky
	Title:	Managing Director

SUNTRUST CAPITAL MARKETS, INC.

By:	/S/ PETER C. VAKY

	Name:	Peter C. Vaky
	Title:	Managing Director

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/S/ ROY SMITH

	Name:	Roy Smith
	Title:	Managing Director CIBC World
Markets Corp. as Agent

By:	/S/ DOUGLAS CORNETT

	Name:	Douglas Cornett
	Title:	Managing Director CIBC World
Markets Corp. as Agent

CIBC WORLD MARKETS CORP.

By:	/S/ DOUGLAS CORNETT

	Name:	Douglas Cornett
	Title:	Managing Director CIBC World
Markets Corp. as Agent

MERRILL LYNCH BANK USA

By:	/S/ LOUIS ALDER

	Name:	Louis Alder
	Title:	Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/S/ MICHAEL E. O’BRIEN

	Name:	Michael E. O’Brien
	Title:	Director

Accepted and agreed to as of the

date first above written:

OMNICARE, INC.

By:	/S/ DAVID W. FROESEL, JR.

	Name:	David W. Froesel, Jr.
	Title:	Senior Vice-President and Chief Financial Officer

Schedule 1

Part 1: [Debt to remain outstanding after consummation of the Acquisition]

Description	Amount (in thousands)

Long-term debt	$650

8.125% senior subordinated notes, due 2011	$375,000

6.125% senior subordinated notes, due 2013	$250,000

4.0% contingent convertible notes, due 2033	$345,000

Part 2:  [Debt to remain outstanding after consummation of the Tender Offer, but not the Merger]

Description	Amount (in thousands)

Long-term debt	$650

8.125% senior subordinated notes, due 2011	$375,000

6.125% senior subordinated notes, due 2013	$250,000

4.0% contingent convertible notes, due 2033	$345,000

6.875% Notes	$250,000

Additional Debt incurred by the Target in the ordinary course of business, consistent with past practice

EXHIBIT A TO COMMITMENT LETTER

SUMMARY OF TERMS OF CREDIT FACILITIES

Set forth below is a summary of the principal terms of the Credit Facilities and the documentation related thereto. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Commitment Letter to which this Summary of Terms is attached and of which it forms a part.

I. Parties

Borrower	The Company.

Guarantors	The Company’s direct and indirect domestic subsidiaries which, together with the Company’s assets and revenues, account for at least 90% of the Company’s and its Subsidiaries’ consolidated assets and revenues (the “Guarantors”; the Company and the Guarantors, collectively, the “Credit Parties”); provided that the Joint Lead Arrangers may agree that the Target and its Subsidiaries shall not be required to become Guarantors until 30 days after the consummation of the Merger.

Joint Lead Arrangers and Joint Lead Book-Runners	JPMorgan, Lehman Bothers and SunTrust Capital Markets (in such capacity, the “Joint Lead Arrangers”).

Co-Syndication Agents	JPMorgan and Lehman Brothers (in such capacities, the “Co-Syndication Agents”).

Administrative Agent	SunTrust (in such capacity, the “Administrative Agent”).

Co-Documentation Agents	CIBC World Markets and MLPFS (in such capacities, the “Co-Documentation Agents”)

Senior Lenders	A syndicate of banks, financial institutions and other entities arranged by the Joint Lead Arrangers and reasonably satisfactory to the Company (collectively, the “Senior Lenders”).

II. Types and Amounts of Credit Facilities

Senior Term Loan Facility

A five-year term loan facility (the “Senior Term Loan Facility”) in an aggregate principal amount equal to $700.0 million (the loans thereunder, the “Term Loans”). The Term Loans shall be repayable in quarterly installments beginning on the first full fiscal quarter commencing after the Closing Date in an aggregate principal amount for each year following the Closing Date equal to the amount set forth opposite such year below (with the installments in each such year being equal in amount):

Year 1        10%

Year 2        15%

Year 3        15%

Year 4        20%

Year 5        40%

Availability	The Term Loans shall be made in a single drawing on the Closing Date.

Purpose	The proceeds of the Term Loans shall be used to finance the Acquisition (including the Tender Offer), refinance the Company’s existing debt and to pay related fees and expenses.

364-Day Facility	A 364-day loan facility (the “364-Day Facility”) in an aggregate principal amount equal to $1.1 billion (the loans thereunder, the 364-Day Loans”). The 364-Day Loans shall mature 364 days after the Closing Date and shall not be subject to interim scheduled amortization.

Availability	The 364-Day Loans shall be available as follows: (a) if the Merger is not consummated on the Closing Date, in up to two drawings, one on the Closing Date and one on the date of consummation of the Merger, in amounts to be determined and (b) if the Merger is consummated on the Closing Date, in a single drawing on the Closing Date.

Purpose	The proceeds of the 364-Day Loans shall be used to finance the Acquisition (including the Tender Offer), refinance the Company’s existing debt and to pay related fees and expenses.

Revolving Credit Facility	A five-year revolving credit facility (the “Revolving Credit Facility” and together with the Senior Term Loan Facility and the 364-Day Facility, the “Credit Facilities”) in an aggregate principal amount equal to $600.0 million (the loans thereunder, the “Revolving Credit Loans” and, collectively with the Term Loans and the 364-Day Loans, the “Loans”).

Availability	The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary thereof (the “Revolving Credit Termination Date”).

Letters of Credit	A portion of the Revolving Credit Facility not in excess of $50.0 million shall be available for the issuance of letters of credit (the “Letters of Credit”) by one or more Senior Lenders to be selected in the syndication process (each such Senior Lender in such capacity, an “Issuing Lender”). The face amount of any outstanding Letters of Credit will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. No Letter of Credit shall have an expiration date after the earlier of (i) one year after the date of issuance and (ii) five business days prior to the Revolving Credit Termination Date; provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (ii) above).

Drawings under any Letter of Credit shall be reimbursed by the Company (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day. To the extent that the Company does not so reimburse the Issuing Lender, the Senior Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swing Line Loans	A portion of the Revolving Credit Facility not in excess of $50.0 million shall be available for swing line loans (the “Swing Line Loans”) from a Senior Lender to be selected in the syndication process (in such capacity, the “Swing Line Lender”) on same-day notice. Any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Senior Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Maturity	The Revolving Credit Termination Date.

Purpose	Up to the Initial Revolver Draw Amount of the proceeds of the Revolving Credit Loans shall be used on the Closing Date to finance the Acquisition (including the Tender Offer) and to refinance the Company’s existing debt and, after the Closing Date, proceeds of the Revolving Credit Loans shall be used for general corporate purposes of the Company and its subsidiaries in the ordinary course of business.

III. Certain Payment Provisions

Fees and Interest Rates	As set forth on Annex A-I.

Optional Prepayments and Commitment Reductions	Loans may be prepaid in minimum amounts to be agreed upon. Optional prepayments of the Loans (other than Loans under the Revolving Credit Facility) shall be applied, first to the 364-Day Loans and, second, to the Term Loans. Optional prepayments of the Term Loans shall be applied to the installments thereof ratably in accordance with the then outstanding amounts thereof and may not be reborrowed. Optional repayments of 364-Day Loans or Term Loans may not be reborrowed.

Mandatory Prepayments and Commitment Reductions	The 364-Day Loans shall be repaid with 100% of the net proceeds of any sale or issuance of equity by the Company (subject to customary exceptions) and 100% of the net proceeds of any incurrence of certain indebtedness by the Company or any of its subsidiaries.

All such amounts shall be applied to the 364-Day Loans. Mandatory prepayments of the 364-Day Loans may not be reborrowed.

IV. Certain Conditions

Initial Conditions	The availability of the Credit Facilities is subject to the conditions set forth on Exhibit B to the Commitment Letter.

On-Going Conditions

If the Merger is not consummated on the Closing Date, the second draw of the 364-Day Credit Facility is conditioned upon (i) the completion of the acquisition through the consummation of the Merger for an aggregate purchase price not exceeding $30.0 per share (based on the aggregate amount of shares outstanding on the date hereof), which purchase price may be changed with the consent of the Commitment Parties (such consent not to be unreasonably withheld) and (ii) the capital structure of each Credit Party after giving effect to the transactions occurring on such date being reasonably satisfactory to the Senior Lenders.

The making of each extension of credit shall be conditioned upon (i) the accuracy in all material respects of all representations and warranties in the definitive financing documentation with respect to the Credit Facilities (the “Credit Documentation”) (including, without limitation, the material adverse change and litigation representations) and (ii) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.

V. Certain Documentation Matters	The Credit Documentation shall contain representations, warranties, covenants and events of default substantially the same as those in the Company’s existing credit agreement, dated as of June 13, 2003, among the Company, JP Morgan Chase Bank, Lehman Commercial Paper Inc., Sun Trust Bank, as administrative agent, and the other parties signatory thereto (the “Existing Credit Agreement”), with such modifications and exceptions as necessary to permit consummation of the Tender Offer, the Merger and the Acquisition and, including, without limitation:

Representations and Warranties	Financial statements (including pro forma financial statements); absence of undisclosed material liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or material contractual obligations; no material litigation; no default; ownership of property; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; solvency; accuracy of disclosure; and status of the Credit Facilities as senior debt.

Affirmative Covenants	Delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates and other information requested by the Senior Lenders; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property; right of the Senior Lenders to inspect property and books and records; and notices of defaults and other material events.

Financial Covenants	The following financial covenants: minimum fixed charge coverage and minimum consolidated net worth (as defined in the Existing Credit Agreement).

Negative Covenants	Limitations on: liens; contingent obligations; mergers, consolidations, liquidations and dissolutions; sales of assets; investments, loans and advances; optional payments and modifications of subordinated and other debt instruments; transactions with affiliates and changes in lines of business (in each case, with exclusions to the extent necessary to consummate the acquisition and comply with margin lending regulations and certain other exceptions to be agreed upon).

Events of Default	Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; certain ERISA events; material judgments or environmental liabilities; actual or asserted invalidity of any guarantee; and a change of control (the definition of which is to be agreed).

Voting

Amendments and waivers with respect to the Credit Documentation shall require the approval of Senior Lenders holding not less than a majority of the aggregate amount of the 364-Day Loans, the Term Loans, Revolving Credit Loans (including participations in Letters of Credit and Swing Line Loans) and unused commitments under the Credit Facilities, except that (i) the consent of each Senior Lender directly affected thereby shall be required with respect to (a) reductions in the amount or extensions of the scheduled date of amortization or final maturity of any Loan, (b) reductions in the rate of interest or any fee or extensions of any due date thereof, (c) increases in the amount or extensions of the expiry date of any Senior Lender’s commitment and (d) modifications to the pro rata provisions of the Credit Documentation and (ii) the consent of 100% of the Senior Lenders shall be required with respect to (a) modifications to any of the voting percentages and (b) releases of the Guarantors other than in accordance with the provisions of the Credit Documentation.

The Company may at any time after the repayment in full of the 364-Day Facility establish an additional term loan facility (the “Incremental Facility”) in an aggregate principal amount to be agreed, provided that no default under the Credit Facilities exists either before or after giving effect to such Incremental Facility. The Incremental Facility will be effected as a term loan facility which will not mature earlier than six-months after the maturity of the Term Loans and have an average life to maturity shorter than the remaining amortization of the Term Loan. The Incremental Facility (i) will rank pari passu in right of repayment with the other Credit Facilities and (ii) except as set forth above, will be treated substantially the same as (and in any event no more favorably than) the Term Loan Facility. The Incremental Facility will be effected pursuant to an amendment to the Credit Documentation entered into among the Company, the Administrative Agent and Incremental Facility lenders, which will not require the consent of the other Senior Lenders and will contain customary mark-to-market terms. No Senior Lenders under the Credit Facilities will be required to commit to provide any portion of the Incremental Facility. The proceeds of the Incremental Facility will be used for the general corporate purposes of the Company.

Assignments and Participations	The Senior Lenders shall be permitted to assign and sell participations in their Loans and commitments, subject, in the case of assignments (other than assignments to another Senior Lender or to an affiliate of a Senior Lender), to the consent of the Administrative Agent, the Issuing Lender (with respect to the Revolving Credit Facility only), the Swing Line Lender (with respect to the Revolving Credit Facility only) and so long as no Event of Default has occurred and is continuing, the Company (which consent, in each case, shall not be unreasonably withheld). In addition, in the case of assignments of the Revolving Credit Facility to another Senior Lender or to an affiliate of a Senior Lender, the consent of the Administrative Agent and Issuing Lender shall also be required (which consent, in each case, shall not be unreasonably withheheld). Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another Senior Lender or to an affiliate of a Senior Lender), the minimum assignment amount to be agreed by the Company and the Administrative Agent. Participants shall have the same benefits as the Senior Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Senior Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Credit Facilities only upon request.

Yield Protection	The Credit Documentation shall contain customary provisions (i) protecting the Senior Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and (ii) indemnifying the Senior Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex A-I) on a day other than the last day of an interest period with respect thereto.

Expenses and Indemnification	The Company shall pay (i) all reasonable out-of-pocket expenses actually incurred by the Administrative Agent and the Joint Lead Arrangers associated with the syndication of the Credit Facilities and the preparation, negotiation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel and the charges of IntraLinks; provided that if none of the Commitment Letter, the Fee Letter or the Engagement Letter are amended, or otherwise modified or supplemented, after the date hereof, the Company’s obligation to reimburse the Administrative Agent and the Joint Lead Arrangers for the fees, disbursements and other charges of counsel incurred through and including the Closing Date (but not the fees, disbursements and other charges of counsel incurred for which reimbursement is sought pursuant to the Company’s indemnification obligations otherwise set forth in the Commitment Letter or the Credit Documentation) will be limited to the sum of the fees disbursements and other charges of counsel incurred through the date of your execution of the Commitment Letter and $150,000) and (ii) all reasonable costs, internal charges and out-of-pocket expenses of the Administrative Agent, the Co-Syndication Agents and the Senior Lenders (including the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Co-Syndication Agents, the Joint Lead Arrangers, the Co-Documentation Agents and the Senior Lenders (and their affiliates and their respective officers, directors, employees and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum	State of New York.

Counsel to the Administrative Agent and the Joint Lead Arrangers	Latham & Watkins LLP.

Annex A-I

Interest and Certain Fees

Interest Rate Options	The Company may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

(i) the Base Rate; or

(ii) the Eurodollar Rate plus the Applicable Margin.

provided that all Swing Line Loans shall bear interest based upon the Base Rate.

As used herein:

“Base Rate” means the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate Page 5 (the “Prime Rate”), and (ii) the federal funds effective rate from time to time plus 0.5%.

“Applicable Margin” means a percentage determined in accordance with the pricing grid attached hereto as Annex A-II.

“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three, six or, if available from all Senior Lenders, nine or twelve months (as selected by the Company) are offered in the London interbank eurodollar market.

Interest Payment Dates	In the case of Loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees	The Company shall pay a commitment fee calculated at the applicable rate set forth in Annex A-II, on the average daily unused portion of the Revolving Credit Facility and, if the Merger is not consummated on the Closing Date, the 364-Day Facility, payable quarterly in arrears.

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Swing Line Loans shall, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Credit Facility other than with respect to the Swing Line Lender.

Letter of Credit Fees	The Company shall pay a commission on all outstanding Letters of Credit at the applicable per annum rate set forth on Annex A-II on the face amount of each such Letter of Credit. Such commission shall be shared ratably among the Senior Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

In addition to letter of credit commissions, a fronting fee calculated at a rate per annum to be agreed upon by the Company and the Issuing Lender on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate	At any time when the Company is in default in the payment of any amount of principal due under the Credit Facilities, such amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to Base Rate Loans.

Rate and Fee Basis	All per annum rates shall be calculated on the basis of a year of 360 days (or 365 days, in the case of Base Rate Loans the interest rate payable on which is then based on the Prime Rate) and the actual number of days elapsed.

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Annex A-II

Pricing Grid

	Level I Status	Level II Status	Level III Status	Level IV Status	Level V Status	Level VI Status

Applicable Margin	0.75%	1.00%	1.125%	1.50%	2.00%	2.50%

Commitment Fee	0.175%	0.25%	0.30%	0.35%	0.50%	0.50%

Letter of Credit Fee	0.75%	1.00%	1.125%	1.50%	2.00%	2.50%

For the purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:

“Level I Status” exists at any date if, on such date, (i) the Company’s Moody’s Rating is Baa1 or better or the Company’s S&P Rating is BBB+ or better.

“Level II Status” exists at any date if, on such date, (i) the Company has not qualified for Level I Status and (ii) the Company’s Moody’s Rating is Baa2 or better or the Company’s S&P Rating is BBB or better.

“Level III Status” exists at any date if, on such date, (i) the Company has not qualified for Level I Status or Level II Status and (ii) the Company’s Moody’s Rating is Baa3 or better or the Company’s S&P Rating is BBB- or better.

“Level IV Status” exists at any date if, on such date, (i) the Company has not qualified for Level I Status, Level II Status or Level III Status and (ii) the Company’s Moody’s Rating is Ba1 or better or the Company’s S&P Rating is BB+ or better.

“Level V Status” exists at any date if, on such date, (i) the Company has not qualified for Level I Status, Level II Status, Level III Status, or Level IV Status and (ii) the Company’s Moody’s Rating is Ba2 or better or the Company’s S&P Rating is BB or better.

“Level VI Status” exists at any date if, on such date, the Company has not qualified for Level I Status, Level II Status, Level III Status, Level IV Status or Level V Status.

“Moody’s Rating” means, at any time, the rating issued by Moody’s Investors Service, Inc. and then in effect with respect to the Company’s senior unsecured long-term debt securities without third-party credit enhancement.

A-II-1

“S&P Rating” means, at any time, the rating issued by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. and then in effect with respect to the Company’s senior unsecured long-term debt securities without third-party credit enhancement.

“Status” means either Level I Status, Level II Status, Level III Status, Level IV Status, Level V Status or Level VI Status.

The Applicable Margin, Commitment Fee and Letter of Credit Fee shall be determined in accordance with the foregoing table based on the Company’s Status as determined from its then-current Moody’s and S&P Ratings. The credit rating in effect on any date for the purposes of this Schedule is that in effect at the close of business on such date. If at any time the Company has no Moody’s Rating or no S&P Rating, Level VI Status shall exist, provided that if either S&P or Moody’s shall no longer provide debt ratings for companies in the Company’s industry generally, the Company may substitute for either such rating organization another nationally recognized statistical rating organization, the corresponding ratings of which shall be used to determine the Company’s Status. If the Company is split-rated and the ratings differential is one level, the higher rating will apply. If the Company is split-rated and the ratings differential is two levels, the intermediate rating at the midpoint will apply. If the Company is split-rated and the ratings differential is more than two levels, the rating that is one level above the lower rating will apply.

A-II-2

EXHIBIT B TO COMMITMENT LETTER

FUNDING CONDITIONS

Capitalized terms used but not defined herein have the meanings assigned to them in the Commitment Letter to which this Exhibit B is attached and of which it forms a part. The availability of the Credit Facilities is conditioned upon satisfaction of the conditions precedent summarized below. The date upon which all such conditions precedent shall be satisfied and the initial draw under Credit Facilities will be funded is referred to herein as the “Closing Date”.

(a)	If the Tender Offer, but not the Merger, is consummated on the Closing Date, the terms of, and the documentation relating to, the Tender Offer (the “Tender Offer Documents”) shall contain conditions requiring that (i) the Target’s preferred stock purchase rights (the “Rights”) shall have been redeemed by the board of directors of the Target or the Company shall be satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Tender Offer and the proposed Merger (the “Rights Condition”) and (ii) the Company shall be satisfied in its reasonable discretion that Subchapter 25F of the Pennsylvania Business Corporation Law (the “PBCL”) is inapplicable to or does not otherwise restrict the Tender Offer and the proposed Merger or any subsequent business combination involving the Company and the Target (the “Subchapter 25F Condition”).

(b)	If the Tender Offer, but not the Merger, is consummated on the Closing Date, the Offer Subsidiary shall have acquired a sufficient number of Shares pursuant to the Tender Offer to satisfy the Minimum Condition, and the other conditions to the Tender Offer set forth in the clauses (i) and (ii) of condition (a) above shall have been satisfied without amendment, supplement, waiver or other modification without the prior written consent of the Commitment Parties and, with respect to the Rights Condition, the Commitment Parties shall be satisfied that the Rights shall have been invalidated or are otherwise inapplicable to the Tender Offer and the proposed Merger and with respect to the Subchapter 25F Condition, the Commitment Parties shall be satisfied, in their reasonable discretion, that Subchapter 25F of the PBCL is inapplicable to or does not otherwise restrict the Tender Offer and the Proposed Merger or any subsequent business combination involving the Company and the Target. The capital structure of each Credit Party after the Tender Offer shall be reasonably satisfactory to the Senior Lenders.

(c)	If the Acquisition is consummated on the Closing Date, the Acquisition shall have been consummated for an aggregate purchase price not exceeding $30.0 per share (based upon the aggregate number of shares outstanding on the date hereof), which purchase price may be changed with the consent of the Commitment Parties (such consent not to be unreasonably withheld) and the capital structure of each Credit Party after the Acquisition shall be reasonably satisfactory to the Senior Lenders.

(d)	The Company shall have complied with all of its obligations under and agreements in the Commitment Letter, the Fee Letter and the Engagement Letter.

(e)

All governmental and material third party approvals and consents including regulatory approvals necessary in connection with the Acquisition, the financing contemplated hereby and the continuing operations of the Company and its subsidiaries shall have been obtained and be in full

B-1

force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose materially adverse conditions on the Acquisition or the financing contemplated hereby.

(f)	The Senior Lenders shall have received audited and unaudited (which have been reviewed by the independent accountants for the Company as provided in Statement on Auditing Standards No. 100) financial statements of the Company, the Guarantors and the Acquired Business and all other completed or probable acquisitions (including pro forma financial statements) meeting the requirements of Regulation S-X for a Form S-1 registration statement under the Securities Act of 1933, as amended, and all such financial statements shall be satisfactory in form to the Senior Lenders in their reasonable judgment.

(g)	The Senior Lenders shall have received such legal opinions (including opinions (i) from counsel to the Company and its subsidiaries, (ii) delivered to the Company by counsel to the Acquired Business, accompanied by reliance letters in favor of the Senior Lenders and (iii) from such special and local counsel as may be reasonably required by the Joint Lead Arrangers), documents and other instruments as are customary for transactions of this type or as they may reasonably request.

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